Exhibit 99.19

STANDARD LITHIUM LTD.

Suite 835, 1100 Melville Street

Vancouver, BC V6E 4A6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the shareholders of Standard Lithium Ltd. (the “Company”) will be held on December 30, 2019 at 10:00 a.m. (Vancouver time) at Suite 2200, HSBC Building, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 for the following purposes:

1.	To receive and consider the audited financial statements of the Company for the financial year ended June 30, 2019 and the auditor’s reports thereon.

2.	To re-appoint Manning Elliott LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year, at a remuneration to be fixed by the directors.

3.	To set the number of directors for the ensuing year at five (5).

4.	To elect directors to hold office for the ensuing year.

5.	To consider for approval an amendment to general By-Law No. 1 of the Company, as set out in further detail in the accompanying information circular.

6.	To transact such other business as may properly be transacted at the Meeting or at any adjournment thereof.

An information circular accompanies this notice and contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the information circular.

As set out in the notes, the enclosed proxy is solicited by management, but, you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 26th day of November, 2019.

By order of the Board of Directors.

STANDARD LITHIUM LTD.

/signed/ “Robert Mintak”
Robert Mintak
Chief Executive Officer